UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of November, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated November 24, 2004	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

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Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Confirms it is Studying the Investment Potential of Point Lepreau

Saskatoon, Saskatchewan, Canada, November 24, 2004   .   .   .   .   .   .   .   .   .   .   .   .   .

Cameco confirmed today that, together with its partners TransCanada and BPC Generation Infrastructure Trust, it has requested Bruce Power Inc. to assist in the study of a potential investment in the Point Lepreau nuclear generating station in New Brunswick. Bruce Power Inc. will conduct on-site due diligence as part of an evaluation of the facility. Point Lepreau, which is indirectly owned by the provincial government, is a 680-megawatt, Candu reactor similar to the Bruce reactors in Ontario.

The review team, including representatives of Cameco, will be at Point Lepreau beginning Monday, November 29, 2004. Bruce Power Inc. operates the Bruce plants in Ontario as general partner of the Bruce Power Limited Partnership in which Cameco indirectly holds a 31.6% interest.

“Cameco is committed to grow in the nuclear energy business,” said Jerry Grandey, Cameco’s president and CEO. “We are in the process of doing a thorough review of Point Lepreau to determine if it is a suitable opportunity for Cameco.”

Cameco will provide an update on the status of this project after the due diligence has been completed and negotiations have proceeded to a point where the company has made an investment decision whether to proceed.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

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Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316

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